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                              November 4, 2020

       Kouji Eguchi
       Chief Executive Officer
       Medirom Healthcare Technologies Inc.
       2-3-1 Daiba, Minato-ku
       Tokyo 135-0091, Japan

                                                        Re: Medirom Healthcare
Technologies Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted on
October 21, 2020
                                                            CIK 0001819704

       Dear Mr. Eguchi:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to DRS Submitted October 21, 2020

       Dilution, page 40

   1. Please provide your calculation of the historical net tangible book value as of June 30,
                                                        2020.
       Condensed Consolidated Balance Sheet (Unaudited) as of June 30, 2020, page F-42

   2. Please amend to present your balance sheet as of December 31, 2019 as a comparative balance sheet alongside
your interim balance sheet. Refer to Item 4 of Form F-1 and Item
                                                        8.A.5 of Form 20-F.
 Kouji Eguchi
Medirom Healthcare Technologies Inc.
November 4, 2020
Page 2

        You may contact Suying Li at (202) 551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-
4695 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                           Sincerely,
FirstName LastNameKouji Eguchi
                                                           Division of
Corporation Finance
Comapany NameMedirom Healthcare Technologies Inc.
                                                           Office of Trade &
Services
November 4, 2020 Page 2
cc:       Barbara A. Jones
FirstName LastName